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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MSYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, par value NIS $0.001 per share**
(Title of Class of Securities)
M7061C100
(CUSIP Number)
Charles Van Orden
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, California 95035
Telephone: (408) 801-1000

with a copy to:

Timothy R. Curry, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	M7061C100

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SanDisk Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,262,420 ordinary shares[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,262,420 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.57%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Solely via the Voting Undertakings with Dov Moran, Aryeh Mergi, Hans Wagner and Ronit Maor.

[2]	Based on 38,078,902 Ordinary Shares outstanding as of July 27, 2006, as represented by msystems Ltd. in the Merger Agreement, dated as of July 30, 2006, by and among SanDisk Corporation, Project Desert Ltd. and msystems Ltd.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the class of ordinary shares, par value NIS $0.001 per share, (the “Shares”) of msystems Ltd. (“msystems” or the “Company”), an Israeli company, with its principal office located at 7 Atir Yeda Street, Kfar-Saba L3 44425.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by SanDisk Corporation, a Delaware corporation (“SanDisk”).

(b) The principal business address of SanDisk is 601 McCarthy Blvd, Milpitas, California 95035.

(c) The principal business of SanDisk is to develop flash memory technology and related devices.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, and executive officers of SanDisk is set forth in Schedule I hereto, and is incorporated by reference. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, SanDisk has not, nor, to the knowledge of SanDisk, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Undertakings described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by SanDisk and Dov Moran, Aryeh Mergi, Ronit Maor, Dana Gross, Itsik Onfus, Yair Shoham, Hans Wagner, Yossi Ben Shalom, Zehava Simon and Yuval Neeman (collectively, the “Shareholders”), who are all the directors and executive officers of msystems. The Shareholders entered into the Voting Undertakings as an inducement to SanDisk to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). SanDisk did not pay additional consideration to the Shareholders in connection with the execution and delivery of their respective Voting Undertakings and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)-(b) On July 30, 2006, SanDisk, Project Desert Ltd., an Israeli company and wholly owned subsidiary of SanDisk (“Merger Sub”) and msystems entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into msystems (the “Merger”), with msystems surviving the Merger as a wholly owned subsidiary of SanDisk (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. At the effective time and as a result of the Merger, msystems shareholders will receive, for each ordinary share, 0.76368 of a share of SanDisk common stock. msystems shareholders will not receive fractional shares of SanDisk common stock. Instead, msystems shareholders who would otherwise be entitled to receive a fraction of a share of SanDisk common stock (after aggregating all the fractional shares of SanDisk common stock that shareholder would be entitled to receive) will, instead of that fraction receive cash, without interest, equal to that fraction multiplied by the average closing price of one share of SanDisk common stock for the five consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger, as reported on the NASDAQ Global Market.

A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce SanDisk and Merger Sub to enter into the Merger Agreement, each of the Shareholders entered into a Voting Undertaking with SanDisk, dated as of July 30, 2006 (each, a “Voting Undertaking” and together, the “Voting Undertakings”). Pursuant to the Voting Undertakings, the Shareholders have agreed to vote the msystems shares owned by them at the msystems special general meeting:

• in favor of the Merger and the Merger Agreement and approval of the terms thereof;

• against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Merger or the other transactions contemplated by the Merger Agreement; or inhibit the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

• against approval of any acquisition proposal or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of material assets.

Pursuant to the Voting Undertakings, the Shareholders also granted to Dr. Eli Harari and Mr. Charles Van Orden, Chief Executive Officer and General Counsel, respectively, of SanDisk an irrevocable proxy and irrevocably appointed them as their attorney and proxy to vote the subject msystems shares on any of the foregoing matters at the msystems special general meeting.

The Voting Undertakings terminate upon the earliest to occur of (i) the Closing (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement in accordance with its terms. A copy of the form of Voting Undertaking is included as Exhibit 2 hereto and the description of the Voting Undertaking contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

(c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e) No determinations have been made regarding material changes in the Company’s business or corporate structure.

(f) Upon consummation of the Merger, the Company will become a wholly owned subsidiary of SanDisk.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Articles of Association of Merger Sub will become the articles of association of the Surviving Corporation.

(h) As a result of the Merger Agreement, the Shares shall de-list from and no longer be quoted on the NASDAQ Global Market.

(i) Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, SanDisk currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although SanDisk reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Undertakings is qualified in its entirety by reference to the full texts of the Merger Agreement and the Voting Undertaking, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement, the Voting Undertakings, the Lock-Up Agreement and the Affiliate Agreements described in Item 6 hereto, SanDisk does not and, to the best of SanDisk’s knowledge, none of the individuals or entities named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) By virtue of the Voting Undertakings, SanDisk may be deemed to share with the Shareholders the power to vote the Shares subject to the Voting Undertaking. As a result of the Voting Undertakings, SanDisk may be deemed to be the beneficial owner of the Shares subject to the Voting Undertakings, which is an aggregate of 3,262,420 Shares, representing, based on the Company’s representation in the Merger Agreement that there were 38,078,902 Shares outstanding as of July 30, 2006, approximately 8.57% of the issued and outstanding shares of voting stock of the Company. By virtue of the Voting Undertakings, SanDisk may be deemed to share with the Shareholders the power to vote the Shares subject to the Voting Undertakings. SanDisk, however, hereby disclaims beneficial ownership of the Shares subject to the Voting Undertakings, and this statement shall not be construed as an admission that either SanDisk is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c) Except as described in this Schedule 13D, there have been no transactions in the Shares effected by the Company or, to the best of the Company’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, SanDisk anticipates it will acquire the entire equity interest in the Company pursuant to the Merger Agreement.

Lock-Up Agreement

In addition to the Merger Agreement and the Voting Undertakings, SanDisk and Mr. Moran have entered into a Lock-Up Agreement dated July 30, 2006 (the “Lock-Up Agreement”), whereby Mr. Moran agreed not to sell the SanDisk shares he receives as a result of the Merger for a period ending on the earlier of two years after the completion of the Merger or the time at which each of the chief executive officer and president of SanDisk are no longer employed by SanDisk, subject to certain exceptions.

Affiliate Agreements

Concurrently with execution of the Merger Agreement, certain affiliates of msystems entered into affiliate agreements pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of SanDisk securities that they receive as a result of the Merger in violation of the Securities Act of 1933.

Other than the Merger Agreement and the Voting Undertakings described in Item 4, and the Lock-Up and Affiliate Agreements described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Company or, to the best of the Company’s knowledge, any person or entity listed on Schedule I hereto, and any person with respect to the Company Shares.

Item 7. Material to be Filed as an Exhibit
Exhibit 1.	Agreement and Plan of Merger, dated as of July 30, 2006 among SanDisk, Merger Sub and msystems (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A of SanDisk filed on August 1, 2006).

Exhibit 2.	Form of Voting Undertaking, dated as of July 30, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A of SanDisk filed on August 1, 2006).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDISK CORPORATION

September 21, 2006

(Date)

/s/ Judy Bruner

(Signature)

Executive Vice President, Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

(Name and Title)

Schedule I
Directors and Executive Officers of SanDisk Corporation
     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SanDisk Corporation is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is SanDisk Corporation, 601 McCarthy Blvd, Milpitas, California 95035.

Name	Present Principal Occupation or Employment
Dr. Eli Harari	Chief Executive Officer and Chairman of the Board of SanDisk Corporation; Director of Tower Semiconductor Ltd.
Sanjay Mehrotra	President and Chief Operating Officer of SanDisk Corporation
Nelson Chan	Executive Vice President and General Manager, Consumer and Handset Business of SanDisk Corporation
Judy Bruner	Executive Vice President, Administration and Chief Financial Officer of SanDisk Corporation; Director of Ciphergen Biosystems, Inc.
Randhir Thakur	Executive Vice President, Technology and Worldwide Operations of SanDisk Corpration
Yoram Cedar	Executive Vice President, Handset Business and Corporate Engineering of SanDisk Corporation
Irwin Federman	Director and Vice Chairman of the Board of SanDisk Corporation; General Partner of U.S. Venture Partners; Director of Check Point Software Technologies Ltd.
Steven J. Gomo	Director of SanDisk Corporation; Executive Vice President and Chief Financial Officer of Network Appliance, Inc.
Eddy W. Hartenstein	Director of SanDisk Corporation; Director of each of XM Satellite Radio Holdings, Inc., Thomas S.A. and Consumer Electronics Association
Catherine P. Lego	Director of SanDisk Corporation; General Partner of The Photonics Fund; Director of each of WJ Communications, Inc., Lam Research and tau-Metrix
Michael E. Marks	Director of SanDisk Corporation; Member of Kohlberg Kravis Roberts & Co.; Chairman of the Board of Flextronics, Inc.; Director of each of KLA Tencor, Crocs, Inc., Schlumberger Limited and Foundation for Cancer Research
Dr. James D. Meindl	Director of SanDisk Corporation; Joseph M. Pettit Chair Professor of Microelectronics at the Georgia Institute of Technology; Director of each of Zoran, Inc. and Stratex Networks, Inc.